FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 20, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL COMMENCES FINAL STAGE RECONSTRUCTION OF GAS CLEANING INSTALLATIONS AT ITS BRATSK FERROALLOY PLANT

Bratsk, Russia – August 20, 2008 –  Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that reconstruction of the last of four systems for gas cleaning at its Bratsk Ferroalloy Plant subsidiary is near completion.

Reconstruction of gas cleaning installations in Mechel’s Bratsk Ferroalloy Plant began in 2003 and has now entered the completion stage. Initially all of the four systems for furnace gas cleaning were equipped with EG-1-9-6-4 electrical filters, which were inefficient for furnace top gas clearing in ferrosilicon production. Upgrading from electrical filters to bag collectors was a significant step in the reconstruction and now enables the system to deplete impurities from outgoing furnace top gases by 99.6%. Gas is purified as impure gas enters into the area of filtering bags and passes over them from top to bottom and penetrates from the outside to the inside of the bags. Purified gas enters pure air cameras before being emitted into the chimney through the gas flow system. The dust that sedimented onto the inner side of filtering bags devolves into a bin.

Upgrading the gas cleaning facilities was started to minimize the emission of air pollutants. Mechel is planning the construction of a facility at the plant that would increase the density of devolved dust from filtering bags and allow for its sale as raw material in production of extra-strength grade concrete. This will enable the Bratsk Ferroalloy Plant to liquidate the slag reservoir and to shift to non-waste production.

Transitioning to environmentally-friendly technologies and equipment is one of the priorities of the corporate modernization program for Mechel’s facilities. This transition is performed within the scope of achieving a government nation-wide objective of improving the environmental and labor safety conditions in industrial regions of the state.

***

Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***

Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date: August 20, 2008